Exhibit 99.1(5)

Minute of the 4th BOD Meeting in FY2017

April 14, 2017

KB Insurance Co., Ltd.

1. Date:	April 14, 2017 (Friday), 15:40

2. Place:	Management Conference Room, 17th Fl. Head Office

3. Attendees:	Five out of a total of 6 directors (4 out of the 4 outside directors present)

Directors present:	Jong-Hee Yang, Yong-In Shin, Jae-Ho Shim, Jin-Hyun Park, Chang-Gi Kim

Pursuant to Article 10, Paragraph 2 of the Regulation on Board of Directors, all the directors granted a prior consent to shortening the period before convening the BOD meeting. Hence, Chairman Jong-Hee Yang confirmed requirements for convocation of a BOD meeting prescribed in Article 12 of the Regulation on the Board of Directors under Article 5 thereof, announced convocation of the meeting, and referred agenda for deliberation.

<Resolution Items>

1. Approval for stock exchange

2. Approval for (the bill of) convening an extraordinary general shareholders’ meeting in 2017

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Resolution Item 1: Approval for stock exchange

Chairman Jong-Hee Yang referred Resolution Item 1 (Approval for stock exchange) for deliberation by the directors. Directors were briefed in details by the reporter (Young-Taek Oh, Manager of Business Management Department) concerning the item.

☐	Major content concerning the resolution item ‘Approval for stock exchange’

Reason for exchange	Incorporated as a subsidiary wholly owned by KB Financial Group	No. of applicable shares	40,027,241 shares at max (exclusive of the shares currently held by the largest shareholder and those participating in self-tender)

Exchange ratio	0.5728700 share of KB Financial Group per share of the Company	Base date for exchange ratio	April 13, 2017 (one day before the resolution by the BOD)

Method of exchange	Exchanged with the treasury stocks held by KB Financial Group	Method of resolution	Approval at an extraordinary general shareholders’ meeting (special resolution)

Purchase unit price in the event of exercise of the stock put option	KRW27,495 per share	Others	Self-tender by KB Financial Group will precede first

Directors agreed that they have no particular objection to this item, approving it as referred by unanimous assent of all the directors present.

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Resolution Item 2: Approval for (the bill of) convening an extraordinary general shareholders’ meeting in 2017

Chairman Jong-Hee Yang referred Resolution Item 2 (Approval for (the bill of) convening an extraordinary general shareholders’ meeting in 2017) for deliberation by the directors. Directors were briefed in details by the reporter (Young-Taek Oh, Manager of Business Management Department) concerning the item.

Directors agreed that they have no particular objection to this item, approving it as referred as below by unanimous assent of all the directors present.

Description	Major details
I. Time and place	June 5, 2017 (Thursday), 09:00 Art Hall, 2nd basement fl. KB Insurance Bldg. 117, Teheran-ro, Gangnam-gu, Seoul
II. Objective of the meeting	Agenda Item 1: Approval for stock exchange

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Now, Chairman hereby declares closing of the meeting at 4:10 p.m., April 14, 2017 as the deliberation by the BOD is completed as above.

IN WITNESS WHEREOF, this meeting minute is prepared and signed and sealed by the Chairman and directors present.

April 14, 2017

KB Insurance Co., Ltd.

Chairman Jong-Hee Yang	(signature)	Director Yong-In Shin	(signature)

Director Jae-Ho Shim	(signature)	Director Jin-Hyun Park	(signature)

Director Chang-Gi Kim	(signature)	Director Jae Keun Lee (absent)